Exhibit 12.4

Washington Gas Light Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2010	2009	2008	2007	2006

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3959	0.3824	0.3617	0.3758	0.3768
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6041	0.6176	0.6383	0.6242	0.6232
Pre-Tax Preferred Stock Dividends	$2,185	$2,137	$2,068	$2,115	$2,118

FIXED CHARGES:
Interest Expense	$39,217	$42,887	$45,307	$44,621	$43,316
Amortization of Debt Premium, Discount and Expense	417	406	410	471	566
Interest Component of Rentals	1,101	1,239	1,290	1,288	1,185

Total Fixed Charges	40,735	44,532	47,007	46,380	45,067
Pre-Tax Preferred Stock Dividends	2,185	2,137	2,068	2,115	2,118

Total Fixed Charges and Preferred Stock Dividends	$42,920	$46,669	$49,075	$48,495	$47,185

EARNINGS:
Net Income	$102,349	$106,585	$114,182	$90,500	$85,841
Add:
Income Taxes	67,081	66,018	64,707	54,497	51,902
Total Fixed Charges	40,735	44,532	47,007	46,380	45,067

Total Earnings	$210,165	$217,135	$225,896	$191,377	$182,810

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.9	4.7	4.6	3.9	3.9